Mail Stop 7010
						July 27, 2005

via U.S. mail and Facsimile

Javier W. Baz
Chief Executive Officer
Lifeline Therapeutics, Inc.
6400 South Fiddler`s Green Circle
Suite 1750
Englewood, Colorado 80111

	Re:	Lifeline Therapeutics, Inc.
Form SB-2 filed June 30, 2005
File No. 333-126288

Form 10-QSB for the quarters ended September 30, 2004, December
31,
2004 and March 31, 2005
File No.  000-30489

Dear Mr. Baz:

      We have the following comments on the above filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed June 30, 2005

Prospectus Cover Page

1. Please revise the cover page to give your company`s name greater prominence than your product name to avoid confusion as to the issuer`s identity.
Inside Front Cover Page, page ii

2. Information may only be incorporated by reference into a prospectus as specifically provided for by Rule 411. Please revise your statement in the last paragraph accordingly.

 Prospectus Summary, page 1

3. Revise this section to include the company`s website, www.lifelinetherapeutics.com. In this regard, we note that you currently only make reference to the website for your product.

4. Briefly note that you are a development stage company and that your financial statements have expressed substantial doubt about your ability to continue as a going concern.

A Note About Forward-Looking Statements, page 3

5. Please delete the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The
Private Securities Litigation Reform Act safe harbor is not available for statements made by Lifeline Therapeutics because the safe harbor is not available for an initial public offering or to a company issuing penny stock. You should delete similar references to the safe harbor elsewhere in the registration statement and in future periodic reports, as well as the reference on your website.

Risk Factors, page 4

6. Throughout this section, you state that you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

7. Include a risk factor regarding the fact that the company does not manufacture Protandim and discuss the risks of outsourcing the manufacturing of your only product.

The Company has a lack of operating history..., page 4

8. Please quantify and state your losses to date. Revise this risk factor to clarify for investors when you will need the additional funding. Indicate how long you will be able to fund operations with currently available funds.



Future laws or regulations may hinder..., page 6

9. Please explain the term DSHEA and briefly describe how you would be adversely impacted if this law were modified or repealed.

We are dependent on our key personnel..., page 7

10. We note your statement that the company depends on the future performance of members of your management team, including William Driscoll. We also note that Mr. Driscoll has resigned from the company recently. Please update your disclosures here and elsewhere in the prospectus accordingly, and revise the risk factor to discuss how Mr. Driscoll`s resignation will affect the company and its operations.

We intend to donate 10% of our pre-tax earnings..., page 7

11. You state that you will make contributions to charities in the form of cash or inventory of your product; however, we note a statement on your website that you intend to contribute stock to charity. In addition, it appears in the selling shareholder table that shares of stock have already been donated to the Lifeline Orphan
Foundation. Please revise this risk factor to state, if true, that you intend to make future contributions of stock to charity. Include a discussion of how future contributions of stock to charity may dilute shareholders` ownership of the company`s common stock.

Sales of a substantial number of shares..., page 8

12. Revise to clarify whether the shares you refer to as restricted shares held by existing stockholders are the same as the shares being registered for resale in this registration statement or in addition to the shares being registered for resale.

Selling Security Holders, page 9

13. Please revise your disclosures to identify the person or persons who have voting or investment control over the company`s securities that each non-public entity owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Plan of Distribution, page 17

14. Revise to state that to the extent the Keating Securities executes any transactions for the selling security holders, Keating
Securities will be an underwriter.


15. Your disclosure suggests that selling security holders may engage broker-dealers or agents in effecting sales. However you also say that Keating will execute any transactions for sales of securities offered on behalf of any selling stockholders. Please reconcile. If you or the selling security holders have some arrangement with Keating at this time, please discuss this in the filing.

16. We note the statement that a prospectus supplement will be filed to name any underwriter that will be used. If the shares are to be offered through an underwriter, the underwriter should be named prior to effectiveness. To the extent that the name of an underwriter is not known prior to effectiveness, a post-effective amendment should be filed to name the underwriter and update the plan of distribution.

Business, page 18

17. We note your discussion of a contract manufacturing agreement with The Chemins Company on page 20. It appears that this is a material contract and should therefore be filed as an exhibit to the registration statement. Please file this contract with your next amendment or tell us why you believe it is not material.

18. You disclose that Chemins delivers product to you based on your purchase orders and additional payments. Please disclose the material terms of your contract, such as the length of the contract, nature of any purchase commitments, and any non-refundable deposits.
The disclosure should clearly state how much additional cash must be paid to the supplier in order for you to receive the million bottles of product. State also whether you must complete your order by a certain date or risk losing your $1.2 million deposit.

19. On page 20, you state that animal studies have been conducted using Protandim and that scientists at the University of Colorado Health Sciences Center have agreed to perform pre-clinical and human trials of Protandim on your behalf. Please discuss the purpose of undertaking these studies. Please clarify whether the testing you describe is required by, or will be reported to the FDA.

20. Please clarify the current status of the testing that University of Colorado Health Sciences Center is conducting. You state that they have agreed to perform pre-clinical and human trials, but also that they are currently in the second phase of human testing. Please clarify the nature and stage of the testing that has been and is currently being conducted, and describe the outcome of such testing.

21. Revise to clarify, if true, that you are not seeking regulatory approval of Protandim from the FDA.

22. Describe the material terms of your agreement with the University of Colorado Health Sciences Center to conduct testing of Protandim.
File any such agreement as an exhibit to the registration statement.

Intellectual Property, Patents, and Royalty Agreements, page 23

23. Please state when you anticipate a decision on the grant or denial of your patent and trademark applications.

Government Approval and Regulations, page 24

24. We note your discussion of dietary supplements and that any supplement containing a new dietary ingredient must notify the FDA before marketing the supplement. Please state whether Protandim contains a new dietary ingredient and if it does, whether you notified the FDA and provided it with any required information.

Employees, page 26

25. State the number of employees that you currently employ and how many are full-time employees.

Property, page 26

26. The description of property should include a discussion of any space where you conduct your business, including any office facilities.

Risk of Environmental Liabilities, page 26

27. We note from your disclosure that there remains a risk that there
may be environmental liabilities associated with your former property
interests in Montana for which you may be liable.   Revise your
disclosure to include the required disclosures set forth in Question
2 and 3 to SAB Topic 5Y or disclose that the likelihood of a material unfavorable outcome is remote.

Management`s Discussion and Analysis, page 26
Plan of Operation, page 29

28. We note the bulleted list of items that you intend to accomplish, including obtaining necessary governmental licenses and initiating public relations and marketing plans. We also note that you have already sold Protandim and have purchased advertisements on the internet. Please update this section accordingly. If any licenses to distribute Protandim are necessary or were obtained, please so state.
29. Based upon available information, it appears that you have an agreement with GNC to carry your product in its stores. Include a discussion of this agreement in the prospectus and file it as an exhibit to the registration statement, or tell us why you believe it is not a material contract.

30. Discuss the availability of any raw materials necessary for the production of Protandim.

31. We note that you have considered creating a pharmaceutical division to continue further testing of Protandim, develop a drug discovery and development program, and proceed through the FDA approval process. Please disclose whether you have considered a timetable for the creation of a pharmaceutical division and how you would fund that division.

Critical Accounting Policies, page 30
Revenue Recognition, page 30

32. We note that you offer a 30-day money back guarantee, for which you record estimates of returns based upon historic and industry data. You disclose that you commenced sales on February 2005, which does not appear would provide you with sufficient relevant historical experience on which to estimate your returns. Other indicators that would suggest that future returns cannot be reasonably predicted include the absence of a large volume of relatively homogeneous transactions and the newness of your product. Refer to SAB Topic 13-
3b, Interpretative Response (b) to Question 1 for guidance.
Please
tell us why you believe, based on the guidance, that it is appropriate for you to record sales when the product is shipped to the customer and not when the guarantee period has lapsed.

33. Please tell us and provide disclosure in your filing regarding the total number of bottles sold and bottles subsequently returned, including the dollar value of the returns.

Security Ownership of Certain Beneficial Owners and Management,
page
33

34. Information in this table for Messrs. Leigh and Streets is inconsistent with the information in the selling security holder table. We also note that the beneficial ownership table is as of May
31, 2005 while the selling security holder table is as of June 17. Please update both tables to the most recent practicable date and reconcile any inconsistencies.

35. Please explain how the selling shareholders acquired the shares being registered for resale that are other than shares underlying bridge warrants, placement agent warrants and unit warrants. It does not appear that all 6,322,001 shares that are currently outstanding and registered for resale can be accounted for by the private placement you conducted in March through May 2005.

36. Please include all shares owned of record by Lifeline Orphan Foundation in the total number of shares shown in the table to be beneficially owned by Mr. Myhill. Then disclose in a footnote the number of shares that the Foundation owns and over which Mr. Myhill has voting or dispositive power. This table should reflect beneficial ownership within the meaning of Rule 13d-3. We understand that Mr. Myhill is a trustee of the Foundation, and according to information on your website, its executive director as well. Similarly, please revise the selling security holder table to include a footnote that discusses the beneficial ownership of the shares held of record by the Foundation.

Description of Securities, page 37

37. It appears that the form of warrant agreements include an adjustment mechanism to be used to adjust the number of shares issuable upon a change in the exercise price when the warrant is exercised in order to protect against dilution. Given that it appears you intend to rely upon Rule 416 to register an indeterminable number of common shares to be issued as a result of this provision, please provide a description of this adjustment mechanism.

Market for Common Equity and Related Stockholder Matters, page 38

38. It appears that you have a limited and sporadic trading market for your shares. As such, you should include all of the information required by Item 201(a)(2) of Regulation S-B.

Additional Information, page 40

39. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form.
See
Rule 411(a) of Regulation C. Please revise this section accordingly.

Financial Statements, page F-8

40. We note the company has an obligation to register the common stock issued in the private placement and the common shares underlying the warrants issued to the bridge note holders; however, there does not appear to be a discussion of this obligation in the prospectus. Please revise the section entitled "Market for Common Equity and Related Stockholder Matters" accordingly and file any corresponding agreement as an exhibit. See Item 201 of Regulation S-
B.
Statement of Cash Flows, page F-4

41. We note you include payment of a noncompete agreement as a financing activity. Please tell us how you made this determination and the authoritative literature supporting your accounting.

Item 25.  Other Expenses of Issuance and Distribution, page II-2

42. It appears that the NASD filing fee you reference has not been included in the table of fees provided. Please advise or revise.

Item 26.  Recent Sales of Unregistered Securities, page II-2

43. Please file the agreement that you entered into with the placement agent as an exhibit to the registration statement.

Item 27.  Exhibits, page II-4

44. Please file Exhibit 5.1 with your next amendment or as soon as possible. Please understand that we will need time to review this exhibit prior to the registration statement becoming effective.

Form 10-QSB for the quarters ended September 30, 2004, December
31,
2004, and March 31, 2005
Item 2.  Management`s Discussion and Analysis

45. In this section, we note that you refer to the closing price of your stock, "per NASDAQ"; however, it appears that your stock is not and has not been listed on the NASDAQ. Please advise, and if necessary, revise to delete such references in future filings.

Item 3.  Controls and Procedures

46. In future filings, revise this section to state that management has evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report. See
Item 307 of Regulation S-B. Revise your certifications accordingly.

47. We note the statement that there has been "no significant changes in the Company`s internal controls...subsequent to the date the Company carried out its evaluation." In future filings, revise to state, if true, that no change occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, the company`s internal controls. See Item 308(c)
of Regulation S-B.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracy McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Senior Staff Accountant, at
(202)
551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director



cc: 	Alan Talesnick, Esq.
	Jon S. Ploetz, Esq.
	Patton Boggs LLP
	1660 Lincoln Street, Suite 1900
	Denver, Colorado 80264
??

??

??

??

Mr. Javier Baz
Lifeline Therapeutics, Inc.
July 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE